Ask FUNDING
money when it matters

09047473

SEC Mail
Mail Processing
Section

01 December 2009

DEC 08 2009

SEC No. 82-34925

Washington, DC
109

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/ Madam, Impact Capital Ltd

The attached papers relate to submissions by the Company, under Rule 12g3-2(b) in respect to the month of November 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

Dec 12/11

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001
This product is issued by
Ask Funding Limited
ABN 22 094 503 385

Ask FUNDING money when it matters

ASX / MEDIA RELEASE **19 November 2009**

2009 Annual General Meeting
Chairman's Address

Welcome to the 2009 AGM for Ask Funding Limited. We look forward to sharing some of the highlights of the year in review and our view of the very positive outlook for our company.

We acknowledge the presence and support of our KPMG auditor Ms Jillian Richards and the Associate Director of Corporate Banking Bankwest Mr David Johnston. Jillian has been our auditor since our first audit following relisting and we appreciate the thoroughly professional conduct of Jillian and her staff. Bankwest, through their review procedures has demonstrated a thorough approach to client relationships and understanding of our business. Afterwards you are welcome to direct any questions to Jillian through the Chair.

Before I go to the body of my address I would like to acknowledge the significant contribution of both Lawrie Litzow and John Laurie. As you will recall Lawrie resigned in August after serving on the Board for 4 years and John's resignation is effective at the close of this meeting.

The 2009 year can be thought of as a consolidating year. When many other publicly listed companies met their demise or suffered serious financial setbacks our company and our business model has been proven to be soundly based and produced a result in line with previous guidance. Whilst funding and market circumstances shaped our growth we have been able to proactively manage our receivables portfolio in a challenging credit and business environment. This period during which our management team concentrated on receivables management ensured that the company has a sound platform to take advantage of an improving economic outlook. This period also confirmed the efficacy of our reliance on legal events rather than the personal circumstances of consumers for repayment of receivables. Our Managing Director and CEO Mr Russell Templeton will brief you on our management efforts in more detail. The increase in interest income of $3.050M or 27% for the year despite no increase in net receivables demonstrates the robust nature of the business. Against this impairment of loans expense increased by $1.852M and loan recovery expenses were $0.356M reflecting to some extent a deteriorating credit environment and supporting asset values as well as significant growth in receivables in the 2008 year. We continued to invest significantly in marketing during the year with 40% increase over the prior year. However all other expenses were reasonably stable showing to ability of the company to show increasing profitability in the context of business growth, subject to our ability to fund expansion. Overall, our net profit increased by 25% or $0.973M on an increase in total assets employed of 4%.

After our 2007 announcement and our 2008 decision to conserve cash in an uncertain credit environment we are pleased to confirm our maiden dividend for the 2009 year and dividend reinvestment plan.

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

At last year's AGM I advised you about our $55M facility with Bankwest and I am pleased to report we continue to enjoy the benefits of this facility including the attractive terms granted to us since commencement. We continue to expect support for this facility as part of our financial structure. Until now debt has been the main basis of growth however we continue to monitor capital markets to ensure that we can react to changing circumstances to maintain our growth. At the present time we are utilizing only $40.7M of our debt facility confirming that we have the capacity to expand our current lending portfolio.

Last year you approved our name change to Ask Funding to support the establishment and differentiation of our business offering in the market. This name change has gone smoothly with no negative side effects. We believe the new corporate identification supports our marketing initiatives.

In order to build on our established market and contacts we have recently decided to embark on a major marketing investment to consolidate existing business and explore new opportunities to expand our customer base. This will capitalize on our proven business proposition, our liquidity capacity, and the recent name change to consolidate our business in the short and long term.

Unlike many other businesses which have fallen well below expectations we have performed totally in line with our forecasts. We produced a solid result, we have managed the business well, we have finance facilities in place, we have announced our maiden dividend, and we have a management team with a proven track record. We are very confident of the future and our ability to generate shareholder returns.

Much of our business is conducted in the legal practitioner environment. We are fortunate that our management team understands this market well and is highly respected. I wish to publicly acknowledge the very great efforts, commitment, and enthusiasm of our management team and staff to the continuing success of our company.

In conclusion I wish to thank our shareholders for their continuing support of this progressive company, and your attendance here today to demonstrate your interest and support.

By order of the Board
Alison Hill
Company Secretary

ABOUT ASK FUNDING
Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

ASX / MEDIA RELEASE **19 November 2009**

Results of Annual General Meeting

In accordance with Rule 3.13.2 and S251AA(2) of the Corporations Act, the following information is provided regarding the results of the Annual General Meeting of shareholders held today at 11am in the offices of HopgoodGanim Lawyers, Level 7, Waterfront Place, 1 Eagle Street, Brisbane.

1. Ordinary Resolution – Election of Director

The validly appointed proxies in respect of the resolution were voted as follows:

For	Against	Open	Abstain
20,853,114	223,730	2,874,475	2,000

The resolution was passed on a show of hands.

2. Non-Binding Resolution –Adoption of the Remuneration Report.

The validly appointed proxies in respect of the resolution were voted as follows:

For	Against	Open	Abstain
17,199,372	1,765,345	2,872,275	2,116,327

The resolution was passed on a show of hands.

By order of the Board
Alison Hill
Company Secretary

ABOUT ASK FUNDING
Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ASK FUNDING LIMITED

ABN

22 094 503 385

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	802,397
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the securities rank equally in all respects with existing quoted ordinary shares.
5	Issue price or consideration	$0.2945 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the terms of the Dividend Reinvestment Plan announced on 21 August 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 November 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
65,955,515	Ordinary shares

9 Number and $^{+}$class of all $^{+}$securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	$^{+}$Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for existing shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the $^{+}$securities will be offered

14 $^{+}$Class of $^{+}$securities to which the offer relates

15 $^{+}$Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has $^{+}$security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....25 November 2009.
(~~Director/~~Company secretary)

Print name: Alison Hill...........

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ASK FUNDING LIMITED
ABN	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JOHN WILLIAM LAURIE
Date of last notice	25 September 2008
Date that director ceased to be director	19 November 2009

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
JW Laurie & MM Laurie < Laurie Pension Fund>	85,000 Ordinary fully paid shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

money when it matters

ASX / MEDIA RELEASE 26 November 2009

APPENDIX 3Y NOTICES
INCREASE IN DIRECTORS SHAREHOLDINGS

Ask Funding Limited (ASX:AKF) directors, Mr Ken Rich and Mr Russell Templeton and alternate director Ms Alison Hill participated in the Ask Funding Dividend Reinvestment Plan and took up their dividend entitlement as shares under the Plan.

The relevant Appendix 3Y Notices are attached.

ABOUT ASK FUNDING

Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton	Alison Hill
Managing Director	Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622	+ 61 (0) 411 488 850

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**ASK FUNDING LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ROLAND RICH
Date of last notice	17 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Rich & Co Pty ATF Rich Family Trust. Mr. Rich is a director of Rich & Co and a beneficiary of the Trust.
Date of change	19 November 2009
No. of securities held prior to change	100,000 Shares
Class	Fully Paid Ordinary Shares
Number acquired	4,414
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.2945 per share
No. of securities held after change	104,414 Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan Allotment

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**ASK FUNDING LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	27 February 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jalpont Pty Ltd ATF Templeton Family Trust. Mr. Templeton is a director of Jalpont and a beneficiary of the Trust. Jalpont Pty Ltd ATF Templeton Superannuation Fund. Mr. Templeton is a director of Jalpont and a member of the Fund.
Date of change	19 November 2009
No. of securities held prior to change	1,902,235 Shares (Indirect) 42,035 Shares (Direct)
Class	Fully Paid Ordinary Shares
Number acquired	85,382
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.2945 per share
No. of securities held after change	1,985,762 Shares (Indirect) 43,890 Shares (Direct)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan Allotment

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**ASK FUNDING LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ALISON HILL (alternate for Russell Eric Templeton)
Date of last notice	29 June 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 November 2009
No. of securities held prior to change	162,607 Shares
Class	Fully Paid Ordinary Shares
Number acquired	7,177
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.2945 per share
No. of securities held after change	169,784 Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan Allotment

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.